October 10, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler

Christine Allen

Mary Mast

Scot Foley

John Krug

Re:	Enanta Pharmaceuticals, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted August 31, 2012

CIK No. 0001177648

Ladies and Gentlemen:

On behalf of Enanta Pharmaceuticals, Inc. (the “Company”), set forth below are responses to the comments provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 26, 2012 (the “Letter”). The responses set forth below are based upon information provided to Edwards Wildman Palmer LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Company’s Registration Statement on Form S-1 (the “Registration Statement”). These changes will be reflected in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being confidentially submitted to the Commission contemporaneously with this letter. Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	We note that your draft filing omits disclosure and exhibits that you intend to provide at a later date. Please provide this information with your next submission or as soon as possible thereafter in order to expedite the review of your filing.

United States Securities and Exchange Commission

October 10, 2012

Response:	The Company will complete all omitted disclosure and file all exhibits as soon as practicable and acknowledges that the Staff may have further comments upon examination of these disclosures and exhibits.

2.	We further note that you have submitted an application for confidential treatment relating to certain of your exhibits. Please be advised that we will be performing a separate review of this application and that the review of your registration statement will not be complete until all comments concerning your confidential treatment request, if any, have been cleared.

Response:	The Company acknowledges the Staff’s comment.

Prospectus Summary, page 1

Overview, page 1

3.	Please state here and wherever else applicable in your registration statement, including the risk factor beginning on page 16, that none of your product candidates has yet advanced beyond the Phase 2 stage of clinical testing and that Phase 3 clinical trials are lengthy and typically involve at least several hundred people, if not more; please also provide an estimate of the minimum amount of time it would take from now until a New Drug Application for one of your products could be approved.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 16 and 72 of Amendment No. 1.

ABT-450/r, a Protease Inhibitor for HCV Infection, page 2

4.	Please include a statement in the last paragraph under this heading on page 3 that Abbott Laboratories’ projection may be mistaken and that your clinical trials may take longer than anticipated to complete, that the FDA may refuse to approve your New Drug Application as submitted for a variety of reasons, and that you may be requested to perform additional clinical trials.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 76 of Amendment No. 1.

United States Securities and Exchange Commission

October 10, 2012

Risk Factors

“We may require substantial additional financing to achieve our goals if the development and commercialization of ABT-450 or EDP-239 is delayed or terminated…,” page 13

5.	Please include in this risk factor an estimate of the amount you intend to allocate toward product development in the next fiscal year.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 13 of Amendment No. 1 to include an estimate of the amount it intends to allocate toward product development in fiscal 2013.

“We have incurred a substantial cumulative net loss since our inception and we anticipate that we may incur substantial operating losses in the future…,” page 14

6.	Please state in this risk factor and wherever else applicable in your registration statement the reason(s) your former collaborator opted to terminate its agreement with you in 2010, to the best of your knowledge.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 48 of Amendment No. 1.

“Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes…,” page 16

7.	Please expand the discussion in this risk factor to state, if known, the reason for the clinical hold on Novartis’ cyclophilin inhibitor.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Amendment No. 1.

“If we or our collaborators are required to suspend or discontinue clinical trials due to side effects or other safety risks associated with our product candidates…,” page 17

8.	If you are aware of any instance where a clinical trial for one of your product candidates was suspended or terminated for safety reasons, please disclose it here.

Response:	The Company advises the Staff that, to its knowledge, there has not been any instance where a clinical trial for one of its product candidates was suspended or terminated for safety reasons.

United States Securities and Exchange Commission

October 10, 2012

“Even if we or our collaborators are able to commercialize any product candidates, the resulting products may become subject to unfavorable pricing regulations…,” page 21

9.	Please include in this risk factor a brief but specific discussion of the ramifications of the Patient Protection and Affordable Care Act on your commercial prospects.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 21 and 22 of Amendment No. 1.

“Because a portion of our manufacturing takes place in China through third-party manufacturers…,” page 24

10.	Please amend your disclosure to state to which of your product candidates that your third-party manufacturing and supply agreements relate.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Amendment No. 1.

“Issued patents covering one or more of our product candidates could be found invalid or unenforceable if challenged in court,” page 26

11.	We note your disclosure on page 96 and in Note 16 to your financial statements that you are not currently party to any actual or threatened litigation. If there has been any litigation in the past concerning one of your material patents, please describe the nature of this litigation and its resolution in this risk factor.

Response:	The Company advises the Staff that there has not been any litigation in the past concerning any of the Company’s material patents.

“We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives,” page 34

12.	Please include in this risk factor an estimate of the expenses you expect to incur in completing your public offering as well as of the annual compliance costs associated with your reporting obligations.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 35 of Amendment No. 1 to provide an estimate of its expected incremental annual compliance costs associated with its

United States Securities and Exchange Commission

October 10, 2012

reporting obligations as a public company and will include an estimate of the expenses it expects to incur in connection with this offering in a future pre-effective amendment to the Registration Statement.

Use of Proceeds, page 40

13.	Please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to each of the bulleted expenditures and the stage of clinical development you anticipate you will attain with such allocation.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 40 of Amendment No. 1 and will provide the approximate amount of proceeds to be allocated to each of the bulleted expenditures in a future pre-effective amendment to the Registration Statement once estimated offering proceeds have been determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 63

14.	Please disclose on pages 61 and 63 the costs incurred from inception to date for each program or clarify why the inception to date amounts have not been provided.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 62 and 63 of Amendment No. 1 to disclose the costs incurred from inception to date for each of its current development programs.

Business

Our Research and Development Pipeline, page 71

15.

In your discussion of the scientific background of your product portfolio beginning on page 73, please state expressly whether the research you have performed and the discoveries you have made either independently or in collaboration with Abbott Laboratories or Novartis into protease inhibitors provides conclusive evidence that your product candidates can offer an interferon-free or interferon/ribavirin-free approach to HCV. If controversy remains in the scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of developing ABT-450/ABT-450/r. To the extent appropriate, any such controversy should also be

United States Securities and Exchange Commission

October 10, 2012

addressed in your prospectus summary and in an independent risk factor. Please provide a similar discussion for EDP-788, Bicyclolides and their therapeutic effects relating to MRSA and other skin infections.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 4, 76 and 82 of Amendment No. 1 to clarify that neither interferon-free or interferon/ribavirin-free approaches to HCV nor EDP-788, Bicyclolides in the treatment of MRSA or other skin infections have been conclusively validated or resulted in FDA-approved drugs. In addition, the Company has expanded its risk factor disclosure on page 16.

Collaboration and License Agreements, page 81

16.	Please be more specific in your descriptions of the tiered royalties you are eligible to receive through the Abbott Laboratories and Novartis agreements, e.g. “teens,” “twenties,” “thirties,” etc.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 5, 47, 48, 53, 70, 79, 83, 84, F-21 and F-24 of Amendment No. 1.

Manufacturing, page 96

17.	You state here that you currently manufacture a limited amount of your active pharmaceutical ingredients and you imply that you will only rely on third-party manufacturers for these ingredients when you initiate clinical trials in the future. In your risk factor on page 24, you suggest that such third-party agreements are already in place and that you are currently receiving supplies of your APIs through them. Please reconcile this discrepancy in your disclosure.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 97 of Amendment No. 1.

Executive Compensation

Narrative Disclosure to Summary Compensation Table, page 103

18.	We note that you propose to file only a form executive employment agreement as an exhibit. If there are any other material differences among these agreements other than what you have described here, please include the other differences in this disclosure and file the individual agreements as exhibits.

United States Securities and Exchange Commission

October 10, 2012

Response:	The Company acknowledges the Staff’s comment. Further, the Company notes that it anticipates that one or more of its executive officers will enter into new or amended employment agreements prior to the completion of this offering. The Company confirms that any material differences among these agreements will be described in a future pre-effective amendment to the Registration Statement and the applicable form(s) of executive employment agreement(s) will be filed as exhibits thereto.

Principal Stockholders, page 111

19.	Please identify the individual (s) who possess(es) voting and/or investment power over the shares held by OBP III-Holdings LLC and its affiliated entities.

Response:	In response to the Staff’s comment, the Company has revised its disclosure in footnote 2 on page 114 of Amendment No. 1.

Shares Eligible for Future Sale

Lock-Up Agreements and Market Standoff Provisions, page 121

20.	Please file a form of the lock-up agreement as an exhibit to your registration statement.

Response:	The Company intends to file a form of lock-up agreement as an exhibit to the underwriting agreement for this offering in a future pre-effective amendment to the Registration Statement.

Notes to Financial Statements

Note 8. Collaboration Agreements, page F-21

21.	You state that you are eligible to receive additional milestones relating to the Novartis contract. Please clarify in Note 8, if the additional milestones are the result of your efforts or the collaborators’ efforts. Also, please provide the disclosure requirements of ASC 605-28-50-2c and d, if required.

Response:	In response to the Staff’s comment, the Company has revised its disclosure in Note 8 on pages F-22 and F-24 of Amendment No. 1 to

United States Securities and Exchange Commission

October 10, 2012

clarify that the additional milestone payments it is eligible to receive under each of the Abbott and Novartis collaboration agreements would result solely from the efforts of Abbott or Novartis in achieving specified clinical, regulatory and commercial milestones, and not from the efforts of the Company. In addition, the Company has revised its disclosure on pages 5, 47, 49, 53, 70, 76, 79, 83 and 84 of Amendment No. 1 to specify that milestones would result from our respective collaborator’s efforts.

In addition, the Company supplementally advises the Staff that it did not elect to adopt ASU 2010-17, Revenue Recognition–Milestone Method, and therefore believes that the disclosure requirements of ASC 605-28-50-2c and d are not applicable. In response to the Staff’s comment, the Company has revised its disclosure in Note 2 on page F-14 of Amendment No. 1 to disclose the fact that the Company did not elect to adopt the guidance of ASU 2010-17, which was available as an accounting policy election as of the beginning of the Company’s 2011 fiscal year.

Note 14. Stock-Based Awards

Stock Option Valuation, page F-34

22.	You have issued 513,500 stock options in the six months ended June 30, 2012. We will evaluate the accounting treatment for these and any other equity issuances once an IPO price has been set.

Response:	The Company acknowledges the Staff’s comment and acknowledges that the Staff may have additional comments once an estimated offering price range for the offering has been determined.

* * *

United States Securities and Exchange Commission

October 10, 2012

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned at (617) 239-0314 or to Nathaniel Gardiner at (617) 239-0293. Thank you for your assistance.

Respectfully submitted,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	Jay R. Luly, President and Chief Executive Officer

Enanta Pharmaceuticals, Inc.

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP